Room 4561

      May 31, 2005

Mr. Joseph P. Mullaney
President and Chief Operating Officer
SofTech, Inc.
2 Highwood Drive
Tewksbury, MA 01876

      Re:	SofTech, Inc.
   Form 10-KSB for the fiscal year ended May 31, 2004
   Forms 10-QSB for the fiscal quarters ended August 31, 2004, November 30, 2004 and February 28, 2005
   Forms 8-K filed August 31, 2004, October 15, 2004, and January
6,
	2005 and April 12, 2005
   File No. 000-10665

Dear Mr. Mullaney:

      We have reviewed your filings and have the following comments.
Please note that we have limited our review to the areas addressed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB

Consolidated Statements of Operations, page 24
1. We note in your statements of operations you classified "amortization of capitalized software and other intangible assets" in operating expenses.  Supplementally explain how you considered
FASB
Staff Implementation Guide, SFAS 86, Question 17 in determining that
classification of such costs.   If reclassification of
amortization
expense is considered necessary, then tell us what considerations you will make to including a discussion in MD&A that addresses any changes in gross margin from year to year.


Note B. Summary of Significant Accounting Policies

Capitalized Software Costs and Research and Development, page 30
2. We note you amortize certain capitalized software costs over an estimated useful life of ten years. Tell us why you believe an estimated life of ten years is appropriate for this software and whether the remaining costs are realizable in the near future. In this regard, we note you capitalized software costs of $14 million related to the acquisitions of the Advanced Manufacturing Technology division of Cimlinc, Inc. (AMT) and Adra Systems, Inc. (Adra) during
1998. While we note that you continue to sell products related to this software acquired, we also note that product revenue has been continually declining since fiscal 2002. Help us understand the extent the technology acquired from AMT and Adra is currently being used in your products and how you evaluated this technology for impairment. Refer to paragraph 8 and 10 of SFAS 86. Please advise.


Note I. Related Party Transactions, page 38
3. We note that you entered into a $15 million borrowing arrangement with Greenleaf Capital, a related party, and that this borrowing arrangement has been amended thereby decreasing the stated interest rate on this facility. We also note your statement on page 38 that you do not believe that you could obtain similar debt facilities from other third party lenders. Tell us how you considered the provisions of APB 21 in determining that the fair value approximates the carrying value as stated on page 31 of your 10-KSB. Please advise.



Form 8-K Filed August 31, 2004, October 15, 2004, January 6, 2005 and
April 12, 2005

4. We note your use of non-GAAP measures (e.g. pro forma net income and free cash flow) under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us the usefulness and material limitations of these non-GAAP measures in assessing performance. Also, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
5. Also, we note your statement "it is management`s view that these non-GAAP financial measures provide information in understanding the
Company`s performance". Tell us whether management believes that "free cash flows" are a measure of performance or a measure of liquidity. Tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in providing the necessary reconciliation and the reasons for its usefulness.
6. We note your use of the terms "free cash flows" and "pro-forma" to describe non-GAAP information. Tell us how you considered footnote
12 to the Final Rule: Conditions for Use of Non-GAAP Financial Measures in determining that the use of such terms is appropriate.


* * * * *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Mr. Joseph P. Mullaney
SofTech, Inc.
May 31, 2005
Page 1